NORTHROP GRUMMAN CORPORATION

2980 Fairview Park Drive

Falls Church, Virginia 22042

(703) 280–2900

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

May 10, 2022

Registration Statement on Form S-4

File No. 333-264549

Dear Sir or Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Northrop Grumman Corporation (the “Company”) hereby respectfully requests that the above referenced Registration Statement on Form S-4 (the “Registration Statement”) be declared effective at 6:00 a.m. Eastern Time on May 12, 2022, or as soon as practicable thereafter.

***

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, C. Daniel Haaren, at (212) 474-1322, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

NORTHROP GRUMMAN CORPORATION

By	/s/ Todd B. Ernst
Name:	Todd B. Ernst
Title:	Corporate Vice President & Treasurer